MAX BERUEFFY

Senior Associate Counsel

(205) 268-3581 direct

(205) 268-3597 fax

(800) 866-3555 toll-free

max.berueffy@protective.com

March 28, 2016

VIA EDGAR Transmission

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Protective Life Insurance Company
Registration Statement on Form S-3
For Modified Guaranteed Annuity Contracts
“Prosaver Platinum”

Commissioners:

Protective Life Insurance Company (the “Company”) is transmitting this letter as correspondence to the initial Registration Statement on Form S-3 (the “Registration Statement”) relating to certain modified guaranteed annuity contract (the “Contracts”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Securities Act”) on February 29, 2016 (File No. 333-209828).  The Company filed the Registration Statement to provide for the continued offering of interests under the Contracts pursuant to paragraph (a)(6) of Rule 415 under the Securities Act.

The Company represents that the Registration Statement is substantially identical to the prior registration statement for the Contracts previously filed on Form S-3 with the Commission (File No. 333-187453) (the “Prior Registration Statement”).  Changes from the Prior Registration Statement include updated financial information for the Company as well as other updated disclosure and clarifying changes.  The Company also represents that the materiality of the changes from the Prior Registration Statement is consistent with the materiality of changes that would otherwise qualify for filing under paragraph (b) of Rule 485 under the Securities Act if Form S-3 registration statements were eligible for filing under Rule 485.  Therefore, the Company requests expedited review of the Registration Statement.

Requests for acceleration of the effective date of the Registration Statement from the Company and principal underwriter for the Contracts will accompany Pre-Effective Amendment No. 1 to the Registration Statement and request an effective date of May 1, 2016.  If you have questions regarding the Registration Statement, please contact undersigned at 205-268-1000 or Thomas Bisset at 202-383-0118.

Sincerely,

/s/ Max Berueffy
Senior Associate Counsel
Protective Life Insurance Company

cc:                                Mr. Keith Gregory

Mr. Thomas Bisset

Ms. Laura Raden